UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________________________________________________________________

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
July 15, 2014
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TriQuint Semiconductor, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-22660	95-3654013
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124
(Address of principal executive offices) (Zip Code)
(503) 615-9000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.01 Entry into a Material Definitive Agreement.
On July 15, 2014, TriQuint Semiconductor, Inc. (“TriQuint”) and RF Micro Devices, Inc. (“RFMD”) entered into the First Amendment (the “Amendment”), attached hereto as Exhibit 2.1, to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), made and entered into as of February 22, 2014, by and among Rocky Holding, Inc. (“HoldCo”), RFMD and TriQuint.
The Merger Agreement provides for merging a newly-formed direct subsidiary of HoldCo with and into RFMD, with RFMD surviving such merger as a wholly owned direct subsidiary of HoldCo (such merger, the “RFMD Merger”), and merging a newly-formed direct subsidiary of HoldCo with and into TriQuint, with TriQuint surviving such merger as a wholly owned direct subsidiary of HoldCo (the “TriQuint Merger”). The Merger Agreement also provides that: (i) RFMD would take the necessary actions with respect to RFMD’s Employee Stock Purchase Plan (the “RFMD ESPP”) so that conditional upon the occurrence of the effective time of the RFMD Merger (the “RFMD Merger Effective Time”), the RFMD ESPP would terminate upon the RFMD Merger Effective Time; (ii) TriQuint would take the necessary actions with respect to TriQuint’s Employee Stock Purchase Plan (the “TriQuint ESPP”) so that conditional upon the occurrence of the effective time of the TriQuint Merger (the “TriQuint Merger Effective Time”), the TriQuint ESPP would terminate upon the TriQuint Merger Effective Time; and (iii) as of the TriQuint Merger Effective Time, HoldCo would adopt and implement a stock plan or plans pursuant to which HoldCo will have the authority to grant equity awards, including options to acquire shares of HoldCo’s common stock.
The Amendment modifies the Merger Agreement to provide that upon the RFMD Merger Effective Time or the TriQuint Merger Effective Time, as applicable: (i) the RFMD ESPP and the TriQuint ESPP shall be assumed by HoldCo; (ii) HoldCo shall be entitled to grant awards under either the RFMD ESPP or the TriQuint ESPP (such continuing ESPP, the “Continuing ESPP”), to the extent permissible under applicable legal requirements, using the share reserves of the Continuing ESPP, and (iii) the remaining shares under the non-Continuing ESPP will be made available under the Continuing ESPP, in each case subject to adjustment by the appropriate exchange ratio in connection with the mergers. The Amendment also provides that HoldCo shall have the option, but not the obligation, of adopting and implementing a stock plan or plans pursuant to which HoldCo will have the authority to grant equity awards as of or following the TriQuint Merger Effective Time, with such terms to be mutually agreed upon by RFMD and TriQuint prior to the TriQuint Merger Effective Time.
The Amendment also modifies the Merger Agreement to reflect the requirement that TriQuint stockholders separately approve the absence of a majority voting provision from HoldCo’s amended and restated certificate of incorporation, including new terms in the Merger Agreement which make the completion of the RFMD Merger and the TriQuint Merger contingent upon the approval of such stockholder proposal by the TriQuint stockholders. Article Eighth of TriQuint’s amended and restated certificate of incorporation currently provides that directors shall be elected by a majority vote (which means that the votes cast in favor of a nominee exceed the votes cast against such nominee) of the stockholders present at a meeting at which there is a quorum, if the number of nominees equals the number of open board positions. This provision is absent from HoldCo’s amended and restated certificate of incorporation and instead appears in Section 3.3 of HoldCo’s amended and restated bylaws. Pursuant to the Amendment, approval of this TriQuint stockholder proposal regarding the absence of a majority voting provision in HoldCo’s amended and restated certificate of incorporation is a condition to completion of the RFMD Merger and the TriQuint Merger.
The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 hereto, and is incorporated herein by reference.
Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RFMD and TriQuint (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations

Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.
2.1	First Amendment to Agreement and Plan of Merger and Reorganization, dated July 15, 2014, by and among RF Micro Devices, Inc., TriQuint Semiconductor, Inc. and Rocky Holding, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRIQUINT SEMICONDUCTOR, INC.

By:	/s/ Steve Buhaly
Steve Buhaly
Chief Financial Officer

 Date: July 16, 2014

EXHIBIT INDEX

Exhibit No.	Description
2.1	First Amendment to Agreement and Plan of Merger and Reorganization, dated July 15, 2014, by and among RF Micro Devices, Inc., TriQuint Semiconductor, Inc. and Rocky Holding, Inc.